[Capital Trust, Inc. Letterhead]

June 23, 2011

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Folake Ayoola

Re:	Capital Trust, Inc.
Registration Statement on Form S-3
Filed June 1, 2011
File No. 333-174646

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-174646) (the “Registration Statement”) of Capital Trust, Inc. (the “Registrant”).  We respectfully request that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on June 24, 2011, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Paul, Hastings, Janofsky & Walker LLP, by calling Keith Pisani at (212) 318-6053.

Very truly yours,

CAPITAL TRUST, INC.

By:	/s/ Stephen D. Plavin
Name:	Stephen D. Plavin
Title:	Chief Executive Officer

cc:	Michael L. Zuppone, Esq. Paul, Hastings, Janofsky & Walker LLP Keith D. Pisani, Esq. Paul, Hastings, Janofsky & Walker LLP